MINE SAFETY DISCLOSURE EXHIBIT

The Registrant, LKA Gold Incorporated (the “Company”), is the owner of the Golden Wonder Mine (the “Mine”) located near Lake City, Colorado.  The Company has contracted with Coal Creek Construction to be the operator of the Mine.  The Mine is subject to the jurisdiction and regulation of the Mine Safety and Health Administration, a division of the U.S. Department of Labor (the “Administration”).  Subject to this supervision, the Mine is inspected on a quarterly basis for compliance with safety regulations by officials from the Administration.

During the fiscal quarter ended September 30, 2014, officials from the Administration inspected the Mine on or about August 27, 2014.  As a result of the inspection, the Mine was required to relocate its powder magazine so that it was further in distance from Mine’s secondary escape.  The relocation was made and approved by officials from the Administration on October 6, 2014.

As of the date of this report, the Mine is in compliance with all requirements of the Administration.